September 9, 2020	TSX.V - GIGA

Giga Metals provides update on nickel market

(Vancouver) - Martin Vydra, President of Giga Metals Corp. (TSXV - GIGA) today provided an update regarding certain nickel market developments.

"We were not surprised to learn today about Vale's decision to place their High Pressure, High Temperature Acid Leach (HPAL) operation in New Caledonia, commonly known as Goro, on care and maintenance" said Mr. Vydra.  "HPAL is exceedingly complex and can be prone to failure.  Even the best designed and constructed facilities must rely on experienced and well-trained personnel or they are likely to suffer setback after setback."

Earlier this year the Ambatovy HPAL operation in Madagascar was also placed on care and maintenance.  These two operations represent nameplate capacity of close to 120,000 tonnes per year of nickel and 10,000 tonnes per year of cobalt.

"The continued growth in lithium ion batteries relies on available nickel in the form of intermediates, powders or briquettes of which 2020 production is expected to total 477,000 tonnes according to Wood Mackenzie.  Goro and Ambatovy represent 71,000 tonnes of that total in 2020, which demonstrates how tight the market could become," continued Mr. Vydra. "400,000 tonnes of nickel equates to approximately 8 million Electric Vehicles (EVs) utilizing 50 kg of nickel per EV.  That's not too far in the future and when you consider that it takes anywhere from 5-10 years to bring a nickel operation such as HPAL into production, the nickel available for lithium ion batteries could be in deficit sooner than OEM's and cathode manufacturers realize."

Giga Metals is actively advancing its flagship Turnagain nickel sulphide deposit with the aim of sustainably producing 40,000 tonnes of nickel per year. The Company has been supporting work with the University of British Columbia on CO2 sequestration in the pursuit of producing environmentally friendly nickel with the objective of  building one of the world's first carbon neutral mines. For more information visit www.gigametals.com

On behalf of the Board of Directors,

"Martin Vydra"

Martin Vydra, President
GIGA METALS CORPORATION
Tel - 604-681-2300

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